APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Perillas
Balance Sheet - unaudited
For the period ended 12/31/2018

| | Current Period |
	31-Dec-18
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	200.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	200.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	2,000.00
Computer Equipment	1,000.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	3,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 3,200.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	11,180.00
Current Portion of Long-Term Debt	-
Total Current Liabilities	11,180.00
Long-Term Liabilities:	
Notes Payable	-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		(7,980.00)
Total Equity		(7,980.00)
TOTAL LIABILITIES & EQUITY	$	**3,200.00**
Balance Sheet Check		-

Perillas
Income Statement - unaudited
For the periods ended 12/31/2018

	Current Period 1/1/2018- 12/31/2018
REVENUES	
Sales	$ 31,820.00
Other Revenue	-
TOTAL REVENUES	**31,820.00**
COST OF GOODS SOLD	
Cost of Sales	8,000.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	8,000.00
GROSS PROFIT (LOSS)	23,820.00
OPERATING EXPENSES	
Advertising and Promotion	100.00
Bank Service Charges	100.00
Business Licenses and Permits	1,000.00
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	300.00
Insurance	1,000.00
Meals and Entertainment	-
Miscellaneous Expense	18,000.00
Office Supplies	800.00
Payroll Processing	-
Professional Services - Legal, Accounting	500.00
Occupancy	-
Rental Payments	7,500.00
Salaries	1,500.00
Payroll Taxes and Benefits	-
Travel	200.00
Utilities	300.00
Website Development	500.00
TOTAL OPERATING EXPENSES	31,800.00
OPERATING PROFIT (LOSS)	(7,980.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-

Interest Expense		-
Income Tax Expense		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		-
NET INCOME (LOSS)	**$**	**(7,980.00)**

Perillas
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	46,571.00
Accounts Receivables	-
Inventory	300.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	46,871.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	2,000.00
Computer Equipment	1,000.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	3,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 49,871.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	2,000.00
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	2,000.00
Long-Term Liabilities:	
Notes Payable	-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		47,871.00
Total Equity		47,871.00
TOTAL LIABILITIES & EQUITY	$	**49,871.00**
Balance Sheet Check		-

Perillas
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period 1/1/2019- 12/31/2019
REVENUES	
Sales	$ 193,183.00
Other Revenue	-
TOTAL REVENUES	**193,183.00**
COST OF GOODS SOLD	
Cost of Sales	58,877.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	58,877.00
GROSS PROFIT (LOSS)	134,306.00
OPERATING EXPENSES	
Advertising and Promotion	673.00
Bank Service Charges	400.00
Business Licenses and Permits	1,000.00
Computer and Internet	2,000.00
Depreciation	416.00
Dues and Subscriptions	800.00
Insurance	2,296.00
Meals and Entertainment	3,000.00
Miscellaneous Expense	19,415.00
Office Supplies	1,000.00
Payroll Processing	300.00
Professional Services - Legal, Accounting	2,000.00
Occupancy	-
Rental Payments	40,000.00
Salaries	8,687.00
Payroll Taxes and Benefits	800.00
Travel	1,323.00
Utilities	1,415.00
Website Development	1,000.00
TOTAL OPERATING EXPENSES	86,525.00
OPERATING PROFIT (LOSS)	47,781.00
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-

Interest Expense		-
Income Tax Expense		9,000.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES		9,000.00
NET INCOME (LOSS)	**$**	**38,781.00**

Perillas
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period	
		YTD
ASSETS		
Current Assets:		
Cash	$	2,300.00
Petty Cash	-	
Accounts Receivables		-
Inventory		250.00
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		2,550.00
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		10,000.00
Computer Equipment		1,000.00
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		11,000.00
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		4,000.00
Other Assets		-
Total Other Assets		4,000.00
TOTAL ASSETS	$	**17,550.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		7,000.00
Sales Tax Payable		2,000.00
Payroll Liabilities		-
Other Liabilities		10,000.00
Current Portion of Long-Term Debt		-
Total Current Liabilities		19,000.00
Long-Term Liabilities:		
Notes Payable		-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		(1,450.00)
Total Equity		(1,450.00)
TOTAL LIABILITIES & EQUITY	$	**17,550.00**
Balance Sheet Check		-

I, James Choi, certify that:

1. The financial statements of Perillas Food LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Perillas Food LLC included in this Form reflects accurately the information reported on the tax return for Perillas Food LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   _James Choi_

Name: James Choi

Title: Owner